Exhibit 99.1

Hi everyone,

My name is Lauren Zakarian-Cogswell and I’m a Director on the acquisitions team here at Masterworks.

Our latest offering is a painting by the Brooklyn-based artist, KAWS. In 2021, KAWS’ auction turnover totaled over $31 million, ranking him in the top 70 of all artists.

To provide investment quality paintings by the artist, our acquisitions team has been offered nearly 100 examples of KAWS’ work from around the world, many of which are priced in excess of $2 million. Of these examples, this is the sixth one we have chosen to be offered on the Masterworks platform.

Executed in 2008, the current offering is titled, “xKxUxRxFxSx (LAUGHING).” The work, which takes inspiration from the popular Belgian comic, The Smurfs, exemplifies KAWS’ ongoing engagement with animation and Pop culture. Paintings of xKxUxRxFx characters have become a highly sought after segment of KAWS’ market.

As of September 2022, paintings featuring “xKxUxRxFx” characters account for two of KAWS’ top ten auction records and have achieved prices in excess of $2.5 million, including: “xKxUxRxFxSx (TANGLE)” (2009) which sold for $2.6 million at Christie’s, New York in May 2019 and “xKxUxRxFx (HOT DOG)” (2008), which sold for $2.6 million at Sotheby’s, New York in May of 2019.

Between November 2013 to November 2021, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 35.3%.